VIA EDGAR

May 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549
Attn: Tamika Sheppard and Laura Crotty

Re: Psyence Biomedical Ltd.

Amendment No. 2 to Registration Statement on Form F-1

Filed May 7, 2024

File No. 333-276973

Dear Ms. Sheppard and Ms. Crotty:

Psyence Biomedical Ltd. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 8, 2024, relating to Amendment No. 2 to Registration Statement on Form F-1, submitted by the Company to the Commission on May 7, 2024 (the “Registration Statement”). This letter will be filed concurrently with the filing of Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 2 to Form F-1 filed May 7, 2024

Cover Page

1.	We note your response to our prior comment 1 and we reissue the comment. Please revise the cover page to disclose the total potential profit each selling securityholder would realize on an individual basis, expressed as a dollar amount, based on the current trading price of the common shares.

We respectfully acknowledge the Staff’s comment and advise that we have revised the Selling Securityholder table on page 53 of Amendment No. 3 to include for each Selling Securityholder, the aggregate potential profits from the sale of Common Shares pursuant to the Registration Statement, based on the closing price of the Common Shares on May 1, 2024.

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We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Ben Reichel, Esq. of Ellenoff Grossman & Schole LLP, at breichel@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Psyence Biomedical Ltd.

By:	/s/ Neil Maresky
Name:	Neil Maresky
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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